Kenneth N. Heintz Corporate Vice President, Controller & Chief Accounting Officer 1840 Century Park East Los Angeles, CA 90067
May 4, 2010
VIA EDGAR
United States Securities and Exchange Commission
Washington, D.C. 20549-0402

RE:	Northrop Grumman Corporation Form 10-K for the fiscal year ended December 31, 2009 File No. 001-16411
Dear Ms. Cvrkel,
Reference is made to your letter dated March 26, 2010 (“Comment Letter”) from your office to Northrop Grumman Corporation (the “Company”, “we”, “us”, or “our”). In reply to your Comment Letter, we submit the following responses. For your convenience, we have reprinted the Staff’s original comments (with pagination adjusted to conform to the printed version of our 2009 Form 10-K), followed by our response.
Comment 1:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Operating Results, page 40
1.	We note that your analysis at the segment level describes changes for the combination of Sales and Service Revenues, and Segment Operating Income. In light of the materiality of the different components of sales and service revenues, cost of sales, cost of revenues, general and administrative expenses, and goodwill impairment, please confirm that in future filings you will separately present and analyze the changes in sales, service revenues, cost of sales, cost of revenues, general and administrative expenses, goodwill impairment, and any other component to the extent material.
Response:
Our results of operations depend principally on winning and performing on long-term, production and service-type contracts, where the ultimate customer is generally a federal, state or local government organization. We organize our business into five segments, and we provide descriptions of the general nature of the work performed by each segment. We also indicate which segments have the preponderance of products or services revenues. For each operating

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

segment, we evaluate the performance of our product and services contracts as a single group. In accordance with United States generally accepted accounting principles, we account for progress on contracts using the percentage-of-completion method of accounting which recognizes revenues and contract costs as work progresses on the underlying contract. Due to the highly customized nature of the work performed under each of our contracts, we measure each contract’s performance based on actual contract costs in comparison to the costs expected when the contract was awarded. We review each contract’s operating income (contract revenue less contract costs) continuously over the life of the contract’s performance and reflect revisions in the period in which they occur. In other words, in accordance with ASC 605-35-25-4, we treat each contract as a separate profit center for purposes of measuring our operating performance over the performance period of the contract rather than analyzing aggregate cost groupings such as cost of sales or general and administrative expense across our entire portfolio of contracts. Because of the diverse nature of our contract mix (e.g., nuclear aircraft carriers, unmanned aircraft, space telescopes, satellite payloads, radar systems, electronic sensors, navigation systems, ship control systems, IT outsourcing, aircraft maintenance and range control management) we do not believe that such aggregate cost measurements would be meaningful to investors as an aid to understanding our business.
Each of our contracts is highly customized to meet the specific terms and conditions expressed in the customer’s contract. Accordingly, we analyze our contracts individually and believe that changes in contract operating income for an operating segment on a period-to-period basis are primarily attributable to volume or performance on individual contracts. Each contract’s operating performance is typically driven by the unique circumstances relating to the volume or performance of the individual contract, and the operating performance on one contract is generally not correlated with the performance of other contracts in the operating segment.
Contract operating performance can be significantly impacted by unanticipated cost growth, schedule delays, favorable cost performance or the effects of other discrete items or events such as work stoppages, natural disasters and goodwill impairments. We address the significant changes in the underlying causal factors that impact contract operating performance in our MD&A discussion of Key Segment Operating Financial Measures. At any one time, our businesses are executing on thousands of contracts and in our MD&A discussion, we describe the specific contracts that are significantly influencing our period-to-period performance. We also include a glossary of contract names and descriptions to provide for a further understanding of the contracts that significantly influence our performance. Because general and administrative expenses are an allowable contract cost on most of our contract portfolio, we do not separately analyze or evaluate our general and administrative expenses apart from our other allowable contract costs. However, we would disclose changes in general and administrative expenses if such changes are the causal factor driving performance on our contracts.
On page 41 of our 2009 Form 10-K presentation of Segment Operating Results we include a listing of “Non-segment factors affecting operating income (loss)” with narrative discussion of those factors elsewhere in the document. To further enhance the understanding of the information contained in the listing of factors, our future filings will include a cross-reference to the location where these factors are discussed in greater detail.

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

We confirm that in our future filings we will continue to analyze and provide commentary on changes in segment sales and operating income on the contracts that are driving the changes and the underlying causal factors for the changes. To the extent such causal factors materially impact general and administrative expenses, goodwill impairment, or other components on a segment basis, we will analyze and discuss such factors on that basis. We advise you that we do not separately analyze changes in components of sales, service revenues, cost of sales, cost of service revenues, or general and administrative expenses in managing our businesses at the segment level unless one of these factors emerges from our contract volume or performance analysis. Accordingly, discussion of these components in the aggregate is not generally meaningful for our MD&A.
To help investors understand how we approach evaluating our operational performance, we will include the following disclosure as the second sentence of the “Operating and Performance Assessment and Reporting” section of the section labeled Key Segment Financial Measures of the MD&A in our future filings on Form 10-K:
“As indicated in our discussion on “Contracts” on page XX, our portfolio of long-term contracts is largely flexibly priced, which means that sales tend to fluctuate in concert with costs across our large portfolio of active contracts, with operating income being a critical measure of operational performance. Due to the FAR regulations that govern our business, most types of costs are allowable, and we do not focus on individual cost groupings (such as cost of sales or general and administrative costs) as much as we do on total contract costs, which are a key factor in determining contract operating income. As a result, in evaluating our operating performance, we look primarily at changes in sales and service revenues, and operating income, including the effects of significant changes in operating income as a result of changes in contract estimates and the use of the catch-up method of accounting in accordance with GAAP. Unusual fluctuations in operating performance driven by changes in a specific cost element across multiple contracts, however, are described in our analysis.”
Language substantially similar to that shown above has been included in our discussion of “Operating Performance Assessment and Reporting” on page 21 of our 2010 Form 10-Q for the quarter ended March 31, 2010, which was filed with the Commission on April 28, 2010.
Comment 2:
Liquidity and Capital resources
Free Cash Flow, page 48
2.	We note your disclosure regarding the fact that you believe free cash flow is a useful measure for investors as it reflects your ability to grow by funding strategic business acquisitions and return value to shareholders through repurchasing our shares and paying dividends. This statement appears to imply that the measure represents the residual cash flow available for

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

discretionary purposes, even though it excludes other mandatory expenditures such as debt service. Please confirm that you will revise your disclosure in future filings to eliminate any language that suggests that the measure represents residual cash flow available for discretionary purposes. Please refer to Question 102.07 of the Compliance and Disclosure Interpretations issues on January 11, 2010 for further details.
Response:
We confirm that we will revise our future filings to clarify the intent of our use of the Non-GAAP measure of Free-Cash Flow and to eliminate any suggestion this measure represents residual cash flow available for discretionary purposes. We will modify the last sentence of paragraph one, and the second sentence of paragraph two of the referenced disclosure to read as follows (revised language is italicized):
Paragraph 1
“We believe free cash flow is a useful measure for investors to consider. This measure is a key factor in our planning for and consideration of strategic acquisitions stock repurchases and the payment of dividends.”
Paragraph 2
“This measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes or as an alternative to operating results presented in accordance with GAAP as indicators of performance.”
These amendments have been included in our discussion of “Free Cash Flow” on page 29 of our 2010 Form 10-Q for the quarter ended March 31, 2010, which was filed with the Commission on April 28, 2010.
Comment 3:
Comprehensive Income, page 60
Note 16 — Retirement Benefits, page 92
3.	Reference is made to the presentation of comprehensive income and the table in retirement benefits that details the change in unamortized (unrecognized) benefit plan costs. In view of the highly material impact on comprehensive income (loss) as well as stockholders’ equity for the approximate $2.9 billion and $600 million change in unrecognized benefit plan costs in fiscal 2008 and 2009, respectively, please expand the notes to explain how this item is computed and impacts the consolidated financial statements. Specifically, please describe how you determine and compute its material component being net actuarial loss (gain) and explain how the unrecognized accumulated benefit plan cost can ultimately be recognized

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

and impact operating results through its amortization. Your disclosure should also address the methodology on how amounts are amortized and realized through operations. Please revise accordingly.
Response:
The table on page 92 of our 2009 Form 10-K details the elements of the changes in unamortized benefit plan costs. In future filings, we will supplement this table with a narrative commentary which explains how we determine the net actuarial (gain) loss amounts, the reasons for the year over year changes in the key elements of our unamortized benefit plan costs, a description of how these costs can ultimately impact our operating results through amortization, and the expected amortization period over which such amounts will be amortized.
We have included the following paragraph under the table reflecting the components of “Accumulated Other Comprehensive Loss” on page 6 of our 2010 Form 10-Q for the quarter ended March 31, 2010, which was filed with the Commission on April 28, 2010:
“The changes in the unamortized benefit plan costs, net of tax, were $40 million and $53 million, respectively for the three months ended March 31, 2010, and 2009 and are included in other comprehensive income in the condensed consolidated statements of operations. Unamortized benefit plan costs consist primarily of net after-tax actuarial loss amounts totaling $3,041 million and $3,082 million as of March 31, 2010, and December 31, 2009, respectively. Net actuarial gains or losses principally arise from gains or losses on plan assets due to variations in the fair market value of the underlying assets, and changes in the benefit obligation due to changes in actuarial assumptions. Net actuarial gains or losses are amortized to expense when they exceed ten percent of the greater of the plan assets or projected benefit obligations by plan. The excess of gains or losses over the ten percent threshold are subject to amortization over the average future service period of employees of approximately ten years.”
Furthermore, we will include language similar to the following in our Form 10-K for the year ended December 31, 2010 and in subsequent Form 10-K filings, as applicable:
“The changes in the unamortized benefit plan costs, net of tax, were $X million and $53 million, respectively for the years ended December 31, 2010, and 2009 and are included in other comprehensive income in the condensed consolidated statements of operations. Unamortized benefit plan costs consist primarily of net after-tax actuarial loss amounts totaling $X million and $3,082 million as of December 31, 2010 and 2009, respectively. Net actuarial gains or losses principally arise from gains or losses on plan assets due to variations in the fair market value of the underlying assets, and changes in the benefit obligation due to changes in actuarial assumptions. Net actuarial gains or losses are amortized to expense when they exceed ten percent of the greater of the plan assets or projected benefit obligations by plan. The excess of gains or losses over the ten percent threshold are subject to amortization over the average future service period of employees of approximately ten years.”

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

Comment 4:
Consolidated Statements of Financial Position, page 61
4.	As the amount of Miscellaneous Other Assets is approximately $1.1 billion, we encourage you to provide a table in the notes that discloses the material components of these assets that is reconciled to the consolidated balance sheet amount. In addition, please also provide disclosure of the accounting treatment for any material component.
Response:
We have disclosed the amounts and the accounting treatment for the most significant items that are contained in the caption “Miscellaneous other assets” elsewhere in the Form 10-K (See Note 11 Fair Value of Financial Instruments — Marketable securities and Cash surrender value of life insurance policies). We will in future filings disclose the amounts of capitalized outsourcing contract costs and indicate that such capitalized costs are recorded in “Miscellaneous other assets” and expensed over the life of the contracts (see also our response to Comment 7). Because none of these amounts represent in excess of 5% of total assets and other amounts not separately identified elsewhere are immaterial to an understanding of our consolidated financial statements, we do not believe tabular information of the components of “Miscellaneous other assets” would be useful to investors.
Comment 5:
Consolidated Statements of Financial Position, page 61
5.	As the amount of Other current liabilities approximates $1.7 billion, please disclose any item in excess of 5 percent of total current liabilities in accordance with the guidance in Rule 5-02(20) of Regulation S-X. As an alternative for clarity and ease of investor analysis, we encourage you to provide a table in the notes that separately discloses all material components in other current liabilities (with its remaining insignificant components) that is reconciled to the consolidated balance sheet amount. In addition, please also provide disclosure of the accounting treatment for each of its material components.
Response:
There are no individual items included in the amount disclosed as “Other current liabilities” which exceed the 5% threshold established by Rule 5-02 (20) of Regulation S-X in either period presented (December 31, 2009 and 2008). Two of the components of “Other current liabilities,” Environmental liabilities and Employee benefit cost accruals, are separately disclosed elsewhere in our Form 10-K together with a discussion of the accounting treatment of those items (see Note 15 Commitments and Contingencies — Environmental Matters on page 88 and Note 16 Retirement Benefits — Amounts Recognized in The Consolidated Statements of Financial Position on page 93). Because none of the individual items included in “Other current liabilities”

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

represent in excess of 5% of total current liabilities, and those not already separately identified are immaterial to an understanding of our consolidated financial statements, we do not believe tabular information of the components of “Other current liabilities” would be useful to investors.
Comment 6:
Note 1 — Revenue Recognition, page 66
6.	In the 2nd paragraph under revenue recognition, you disclose that changes in estimates are recognized using the cumulative catch-up method of accounting. These changes in estimates impact contract sales, costs and profits and may include a number of significant items, such as (i) unusual and infrequent contract price adjustments; (ii) material changes in contract estimates including provision for loss; (iii) substantial incentive income or claims revenues; and (iv) significant problems encountered in performance of contracts that materially affecting operations. As income statement comparability may be materially impacted by changes in estimates recognized using the cumulative catch-up method, we suggest that you amplify the notes to the consolidated financial statements by disclosing the aggregate amounts recognized each period from the changes in estimates made using this method of accounting. In addition, we also suggest that any individual changes in estimates that materially impact your operating results should also be discussed accordingly. In this regard, we believe this will afford a reader of your consolidated financial statement an ease of analysis and more informative disclosures of items impacting income statement comparability from period-to-period. We also refer you to some analogous guidance contained in ASC Topics 605-35-50-9, 605-35-25-86 and 250-10-50-4, respectively.
Response:
As indicated earlier in our response to Comment 1, our results of operations depend principally on winning and performing on long-term production and service-type contracts, where the ultimate customer is generally a federal, state or local government organization. These contracts are generally accounted for in accordance with the ASC Topics you reference and include the use of the cumulative catch-up method of accounting for changes in contract estimates of revenue, costs, operating income or in measurements of progress towards completion. Our business units continuously evaluate contract cost estimates over the performance period for the thousands of contracts being executed at any point in time and are constantly changing the various elements associated with contract performance, any one of which could result in the need to recognize a change in estimate that constitutes a catch-up adjustment. Our continuous process for determining our contract cost estimates results in the recognition of contract catch-up adjustments of various amounts over the entire contract performance period. We do not capture information relating to the aggregate effects of the use of the catch-up method of accounting for all our contract changes, and it would be impracticable to obtain that information from our accounting systems. Changes in estimates which generate catch-up adjustments that are significant to our period-to-period operating performance at the segment level are identified and disclosed in our MD&A discussions in Item 7 of our Form 10-K. Where such changes are

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

material to our overall consolidated financial statements, we have included separate disclosure of such adjustments in the footnotes to our consolidated financial statements. We will continue our practice of disclosing such amounts in the consolidated financial statements in a manner similar to the disclosure contained on page 75 of our 2009 Form 10-K under the caption “Results of
Operations by Segment”.
To help enhance the reader’s understanding of how we evaluate changes in estimates using the cumulative catch-up method of accounting, we will include in our future Form 10-K filings the language discussed above in Comment 1 and also the following revised language as the last sentence in the second paragraph of our Revenue Recognition discussion in the Summary of Significant Accounting Policies footnote (revised text is italicized):
”A significant change in an estimate on one or more contracts could have a material effect on our consolidated financial position or results of operations, and where such changes occur, separate disclosure is made of the nature, underlying conditions and financial impact from the change.”
Comment 7:
Note 1 — Revenue Recognition, page 66
7.	Reference is made to the 3rd paragraph under revenue recognition where you disclose that direct and incremental set-up costs are capitalized and amortized. Please expand the notes to disclose (i) the primary type and nature of these costs capitalized; (ii) the amounts capitalized and expensed (amortized) each period; and (iii) the amount reflected as an asset at the latest balance sheet date. Please revise accordingly.
Response:
The costs referred to as “direct and incremental set-up costs” are further described in Note 1 on page 69 under the caption “Outsourcing Contract Costs”. These costs totaled $274 million at December 31 2009 and $264 million at December 31, 2008, and relate to contracts with periods of performance that extend over five to ten years with sufficient gross margin to absorb the amortization of these costs. We will expand our future filings on Form 10-K where we disclose our “Summary of Significant Accounting Policies” to include a cross reference in our revenue recognition discussion to the “Outsourcing Contract Costs” section and modify that section to include specific disclosure of the amounts capitalized and expensed in each period. As described in our response to Comment 4, we will also state that the amounts capitalized are included in “Miscellaneous other assets” in the consolidated statement of financial position.

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

Comment 8:
Note 1 — Product Warranty Costs, page 67
8.	In accordance with the guidance in ASC Topic 460-10-50-8, please also provide the tabular reconciliation of changes in aggregate product warranty liability for the reporting period, as provided in subsection c of the above specified accounting literature.
Response:
Our disclosure related to product warranty costs states that most of our product warranty costs are incorporated into contract pricing. This means that we account for them in the same manner we account for all costs under the percentage-of-completion method of accounting. The accrued product warranty cost amounts disclosed in the paragraph referred to in your comment are product warranty costs on our commercial contracts which are immaterial in relation to our broader scope of contracts. Accordingly, we do not believe it to be necessary or meaningful to provide the tabular information you have requested due to the immateriality of the amounts involved. In future filings on Form 10-K where we disclose our “Summary of Significant Accounting Policies”, we will modify our discussion of product warranty costs to read substantially as follows:
“Product Warranty Costs — The Company provides certain product warranties that require repair or replacement of non-conforming items for a specified period of time often subject to a specified monetary coverage limit. Substantially all of the Company’s product warranties are provided under government contracts, the costs of which are immaterial and are accounted for using the percentage-of-completion method of accounting. Accrued product warranty costs for the remainder of our products (which are almost entirely commercial products) are not material.”
Comment 9:
Note 15 — Commitments and Contingencies, page 88
9.	We note your disclosures indicating that in most of the cases described as commitments and contingencies, you do not believe that any adverse outcome will have a material effect on the company’s consolidated financial position, results of operations, or cash flows, even though the outcome of some of these matters is uncertain. We note your disclosure in Risk Factors indicating that if certain matters are not resolved within established reserves, the outcome could have a material adverse effect on your consolidated financial position, results of operations or cash flows. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your compliance with the requirements of ASC 450-20-50-4 and that you will revise your disclosures in future filings, as applicable.
Response:
We believe that our disclosures in Note 15 comply with the referenced ASC Topics, and we confirm that we are in compliance with ASC 450-20-50-4 with regard to contingent liabilities. In our disclosures, we have disclosed the amounts accrued and the range of possible losses where there is at least a reasonable probability that an additional material loss may be incurred (such as with our Environmental Matters disclosure). In cases where we believe the amount of the loss should not be material or will not materially exceed our accrual, we have generally so indicated that in our disclosure. Our Risk Factor relating to claims and litigation was not intended to imply any deficiency in our compliance with the required GAAP accounting. It indicates the potential effects of outcomes beyond the Company’s ability to predict or estimate, including the potential for reputational damages as a result of unfavorable outcomes.
In future filings, we will include a specific statement whenever we do not expect a disclosed matter to have a material effect on our financial statements. We will also identify explicitly any contingent matter, such as our current insurance claim litigation disclosure relating to Hurricane Katrina, that we assess to have only a potential favorable impact on our consolidated financial statements.
Comment 10:
Other
10.	In future filings please include the signature of your principal accounting officer in the second signature block with your other executive officers.
Response:
In future Form 10-K filings, we will include the signature of our principal accounting officer in the signature block with our other executive officers.
*    *    *

Ms. Linda Cvrkel
Securities and Exchange Commission
May 4, 2010

As requested in your Comment Letter, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K filing for the fiscal year ended December 31, 2009;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that our responses address the matters contained in your Comment Letter, and are available to discuss any supplemental comments or questions you may have by telephone if you so desire. If you would like to speak with us about any of these matters, please do not hesitate to call me at (310) 201-3312 or Joseph F. Coyne, Jr., Corporate Vice-President, Deputy General Counsel and Secretary at (310) 201-3418.

Very truly yours,
/s/ Kenneth N. Heintz

Kenneth N. Heintz Corporate Vice-President, Controller and Chief Accounting Officer

Cc:
Wesley G. Bush
James F. Palmer
Joseph F. Coyne, Jr.
Deloitte & Touche, LLP